Exhibit 99.2

01SMAB Form of Proxy - Annual and Special Meeting of Fortis Inc. to be held on 5 May 2022 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold This Form of Proxy is solicited by and on behalf of the management of Fortis Inc. (“Management”) Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:30 a.m., Newfoundland Time, on 3 May 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER To Virtually Attend the Meeting To Receive Documents Electronically To Vote Using the Internet To Vote Using the Telephone 22-10135-1 C1.2 P4

Appointment of Proxyholder

I/We being holder(s) of Fortis Inc. ("Fortis"), hereby appoint: David G. Hutchens of Tucson, Arizona, or failing him, James R. Reid of Toronto, Ontario, or failing him, Jocelyn H. Perry, of Paradise, Newfoundland and Labrador (each a "Management Nominee")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/Fortis and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of Fortis to be held at Holiday Inn St. John's, Salon A, 180 Portugal Cove Rd., St. John's, Newfoundland and Labrador as well as online at https://web.lumiagm.com/404629410 on 5 May 2022 at the hour of 10:30 a.m. (Newfoundland time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors - To elect the directors proposed in the Management Information Circular.

	For	Withhold		For	Withhold		For	Withhold
01. Tracey C. Ball	☐	☐	02. Pierre J. Blouin	☐	☐	03. Paul J. Bonavia	☐	☐
04. Lawrence T. Borgard	☐	☐	05. Maura J. Clark	☐	☐	06. Lisa Crutchfield	☐	☐
07. Margarita K. Dilley	☐	☐	08. Julie A. Dobson	☐	☐	09. Lisa L. Durocher	☐	☐
10. Douglas J. Haughey	☐	☐	11. David G. Hutchens	☐	☐	12. Gianna M. Manes	☐	☐
13. Jo Mark Zurel	☐	☐						

Fold

	For	
2. Appointment of auditors and authorization of directors to fix the auditors' remuneration as described in the Management Information Circular.	☐	☐
3. Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular.	☐	☐
4. Approval of amendment to the second amended and restated 2012 employee share purchase plan as described in the Management Information Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

F T S Q 3 3 0 6 1 1 A R 2

01SMBG